UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

K Wave Media Enters into Supply and Distribution Agreement with HYBE Co., Ltd.

On April 3, 2026 (the “Effective Date”), Play Company Co., Ltd. (“Play”), a wholly owned subsidiary of K Wave Media Ltd. (the “Company”), entered into a Supply and Distribution Agreement (the “Supply and Distribution Agreement”) with HYBE Co., Ltd., a South Korean based entertainment company focusing on music production, artist management and technology-driven fan platforms (“HYBE”), pursuant to which HYBE granted to Play a worldwide priority right to purchase and distribute video publications and printed materials, including photobooks, DVDs, concert merchandise and digital codes, produced by HYBE for distribution by Play and relating to certain concerts of musical groups BTS, Seventeen, Tomorrow X Together and LE SSERAFIM (collectively, the “Products”).

Pursuant to the Supply and Distribution Agreement, Play will purchase, distribute, and sell the Products at its own cost and risk through online and offline channels, including third-party distribution channels.

The term of the Supply and Distribution Agreement commenced on the Effective Date and will continue for one year, unless extended by mutual agreement of Play and HYBE. Either party may terminate the Supply and Distribution Agreement upon the other party’s insolvency or material breach of the Supply and Distribution Agreement which is not cured within ten business days of such material breach.

The Purchase Agreement contains customary indemnification obligations of the parties.

The foregoing description of the Supply and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Supply and Distribution Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Supply and Distribution Agreement, dated April 3, 2026, by and between Play Company Co., Ltd. and HYBE Co., Ltd.

*	Certain portions of this exhibit (indicated with “[***]”) have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: April 9, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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